FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, May 26, 2004

FAIRFAX INCREASES
LETTER OF CREDIT FACILITY

Fairfax Financial Holdings Limited announces that the syndicated secured revolving letter of credit facility entered into by a wholly-owned subsidiary in December 2003 has been increased from US$300 million to US$450 million.

The facility is syndicated with 11 banks and is used to provide NAIC-eligible letters of credit for reinsurance contracts of nSpire Re provided for the benefit of other Fairfax subsidiaries. BMO Nesbitt Burns, Inc. acted as Lead Arranger in connection with the increase of this facility.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946